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                           November 9, 2021

       David Meeker
       Chief Executive Officer
       Rhythm Pharmaceuticals, Inc.
       222 Berkeley Street
       12th Floor
       Boston, MA 02116

                                                        Re: Rhythm
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 2,
2021
                                                            File No. 333-260689

       Dear Dr. Meeker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Peter Handrinos, Esq.